SERIOUS PROBLEMS Require **QUANTITATIVE** SOLUTIONS

SUPPORT PROPER TRAINING AND RECOVERY OBJECTIVELY

REDOAK INSTRUMENTS, LLC



CONCUSSIONS HAPPEN

RedOak Instruments, LLC



EVERYDAY



IN VARIOUS WAYS

RedOak Instruments, LLC



SOME ARE OBVIOUS

RedOak Instruments, LLC



SOME ARE NOT

WHAT IS A CONCUSSION?

...

A CLOSED HEAD INJURY WITHOUT VISIBLE BLOOD, APPARENT SYMPTOMS OR INJURY

RedOak Instruments, LLC

LIKE A BROKEN LEG OR A BROKEN ARM

...

A CONCUSSION IS A SERIOUS INJURY

CAUSING 2,000,000 ER VISITS A YEAR

...

BUT 15% TO 20% ARE RELEASED WITHOUT DIAGNOSIS

AND THAT LEADS TO

...

CHRONIC **LIFELONG** DISABILITY FOR 5.8M+ SURVIVORS IN THE US ALONE (80 – 90K added/yr)

What Do We Need?

...

OBJECTIVE DETECTION OF CONCUSSIVE INJURIES

WE HAVE A SOLUTION

- Portable – test anywhere with your computer
- Rapid tests ~ 7 minutes
- Objective (quantitative) measurements
- Repeatable and reproducible results
- 3000 biomechanical measurements/second
- Results cannot be hidden or deleted
- HIPAA compliant data storage
- FDA approved
- Cost effective



RedOak Instruments, LLC

OBJECTIVE, QUANTITATIVE MEASUREMENTS

01 BASELINE ATHLETES

- WHAT IS 'NORMAL' ?
- OPTIMIZE TRAINING
- MONITOR AFTER GAMES

02 TEST

- RESULTS STORED REMOTELY – CANNOT BE "LOST"
- VIEWABLE REMOTELY
- HIPAA COMPLIANT

03 DETECT INJURY

- SIT OUT!
- PROPER MEDICAL ATTENTION
- MONITOR RETURN TO PLAY RECOVERY

RedOak Instruments, LLC

TEST REPORTS EASY TO READ & UNDERSTAND

Screening Report:
Used for rapid screening when a quick check is warranted

Augmented Report:
Suggested for coaches, trainers and parents looking for an easy to digest snapshot







RedOak Instruments, LLC

TEST REPORTS EASY TO READ & UNDERSTAND

Comprehensive Report:
Suggested for physicians, nurses and medical staff looking for underlying data and analysis









SPORTS APPLICATIONS







Training

Injury
Detection

Rehab



Cover your bases

MEDICAL APPLICATIONS & BETA STUDIES



MDs

- Stroke evaluation
- Hyper-bariatric mTBI treatments
- CTS and fibromyalgia documentation
- Geriatric evaluation (Potentially Alzheimer's)



DCs & LAC

- Demonstrate efficacy of treatments
- Document new Spinal realignment methods
- Document wellness treatments



PTs & OTs

- Stroke rehabilitation
- Support post surgery evaluation – training – rehab
- Document sports training and rehab

RedOak Instruments, LLC

CAN WE COMPETE?

	Test/Assessment	Cognitive / Behavioral	Physiological	Uses Questionnaire	Repeatable / Reproducible	Time (min)
RU-Fit™	Red Oak Instruments, LLC	X	X	X	X	7
SAC	Standardized Assessment of Concussion	X		X		30-60
BESS	Balance Error Scoring System		X	X		30-60
GSC	Glasgow Coma Scale	X		X		30-60
MACE	Military Acute Concussion Evaluation	X		X		20
ImPACT	Immediate Post-Concussion Assessment and Cognitive Testing	X		X		20
PET	Positron Emission Tomography		X		X	90

ABSOLUTELY!

RedOak Instruments, LLC

ROI DEVELOPMENT

CONCEPT

- Prototype built
- Basic research to ensure valid measurements
- Patents
- Publications in technical journals (peer reviewed)



DEVELOPMENT

- Multiple discipline studies
- Develop usable test reports
- Improve software and user manuals
- Packaging



MARKET STUDIES

- Sports Trainers
- Physical Therapists
- Orthopedics
- Acupuncturists
- Chiropractors
- Psychologists



REIMBURSEMENT

- Low per test $63
- (99242. 97750. 99091-26)
- Pay per test or unlimited tests
- Report levels depending on need or cost



RedOak Instruments, LLC

READY FOR COMMERCIAL GO TO MARKET

HARDWARE

- 96 Systems built
- Two hand sizes built
- Modified report systems developed for different users
- Redundant HIPAA compliant server system in place

REGULATORY

- Registered as a medical device manufacturer
- GUGID* complete – bar codes on equipment
- FDA 510-K
- IP established
- Peer published

*Global Unique Device Identification Database

OPTIMIZATION

- Developing marketing videos
- Established Social Media Presence on Facebook and LinkedIn
- Updated website
- Training sales force

RedOak Instruments, LLC

Concussions are a
SERIOUS PROBLEM...
ROI has a
QUANTITATIVE SOLUTION...

REDOAK INSTRUMENTS, LLC